FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of September 2005
Commission File Number – 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                                 Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                               No ☑
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Not applicable.

(1)	Notice to Stock Exchange, dated September 1, 2005, of Grant of Stock Options.

(2)	Notice to Stock Exchange, dated September 2, 2005, of Postal Ballot for disposal of the formulations manufacturing facility at Goa.

(3)	Press Release, “Dr. Reddy’s Announces the Formation of Perlecan Pharma,” September 28, 2005.

(4)	Press Release, “Dr. Reddy’s Announces India’s First Major Drug Co-Development and Commercialization Deal,” September 29, 2005.

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
DR. REDDY’S ANNOUNCES THE FORMATION OF PERLECAN PHARMA
PERLECAN PHARMA RAISES USD 52.5 MILLION AS INITIAL EQUITY CAPITAL
Perlecan Pharma: India’s First Integrated Drug Development Company
•	Perlecan Pharma gets equity capital commitment of U.S.$52.5 million for funding the clinical development of Perlecan Pharma assets; Perlecan Pharma to receive the first tranche of U.S.$26 million; Dr. Reddy’s to ultimately hold majority stake in Perlecan Pharma subject to various conditions
•	India’s leading Private Equity Investors ICICI Venture and Citigroup Venture Capital International Mauritius Limited lead investment in Perlecan Pharma equity
•	Dr. Reddy’s to transfer all rights and title, including the development and commercialization rights of 4 NCE assets to Perlecan Pharma in the area of Metabolic Disorders and Cardiovascular
•	Perlecan provides Dr. Reddy’s Drug Discovery program, a model, to rapidly advance its existing as well as future NCE assets through Phase II trials and seek out-licensing, co-development or joint commercialization opportunities thereby enhancing the value of the pipeline. Further, it also enables Dr. Reddy’s to aggressively accelerate its new discoveries to clinical development in the areas of Metabolic Disorders and Cardiovascular
Hyderabad, India, September 28, 2005: Dr. Reddy’s Laboratories (NYSE:RDY) today announced the formation of India’s first integrated drug development Company ‘Perlecan Pharma Private Limited’ with equity capital commitment of USD 52.5 million from India’s leading venture capital investors, Citigroup Venture Capital International Growth Partnership Mauritius Limited (“Citigroup Venture”) and ICICI Venture Funds Management Company (“ICICI Venture”) and Dr. Reddy’s.
Perlecan Pharma will be engaged in the clinical development and out-licensing of NCE assets. Perlecan Pharma’s early priorities will be to advance the clinical development of NCE assets received from Dr. Reddy’s through Phase II and thereafter seek out-licensing, co-development or joint commercialization opportunities. Perlecan will build on its initial pipeline through a combination of in-licensing and alliancing opportunities. Perlecan will be managed by an independent Board and an Executive management team.
Commenting on the formation of Perlecan, Dr. Anji Reddy, Chairman, Dr. Reddy’s Laboratories, said, “These are exciting times for Indian Pharmaceutical Companies and we are pleased to announce the formation of India’s first integrated drug development company. The formation of Perlecan acts as a precursor to many more exciting partnerships in the area of drug discovery and development for the Indian pharmaceutical industry. We have made significant progress in the last decade in building a strong drug discovery platform and look forward to further building on this foundation to realize Perlecan Pharma’s potential. This partnership marks an important milestone for the Company and will put Dr. Reddy’s at the forefront of drug discovery and development over the next decade. We are pleased to welcome the involvement of Citigroup Venture and ICICI Venture, who bring important skills and experience to the new company. We value their support and confidence in future potential of Perlecan.”
Citigroup Venture and ICICI Venture will contribute USD 22.5 million each and Dr. Reddy’s will contribute USD 7.5 million towards Perlecan Pharma’s initial equity capital. Perlecan will immediately issue warrants to Dr. Reddy’s, which will be exercised inter alia based on the development milestones.

Perlecan Pharma provides Dr. Reddy’s Drug Discovery program, a model, to rapidly advance its existing as well as future NCE assets through Phase II trials and seek out-licensing, co-development or joint commercialization opportunities thereby enhancing the value of the pipeline. Further, it also enables Dr. Reddy’s to aggressively accelerate its new discoveries to clinical development in the areas of Metabolic Disorders and Cardiovascular.
In connection with this transaction, Dr. Reddy’s and Perlecan Pharma will enter into agreements covering the transfer of all titles and rights including the development and commercialization rights of 4 NCE assets to Perlecan Pharma and provision of support services, supply of clinical development quantities and commercial quantities to Perlecan on an arms-length basis. The details of the 4 NCE assets are provided in the table below.

	Therapeutic	Development
Compound	Area	Status	Remarks
DRF 10945	Metabolic disorders	Phase I completed	•	Non-fibrate predominantly PPAR alpha agonist for the treatment of dyslipidemia

			•	Clinical trials in Canada

RUS 3108	Cardiovascular	Phase I in progress	•	Perlecan inducer for the treatment of atherosclerosis

			•	Clinical trials in Europe

DRF 11605	Metabolic disorders	Preclinical	•	Pan PPAR (α,δ,γ) agonist for the treatment of obesity and dyslipidemia

			•	Toxicology studies in progress

DRF 16536	Metabolic disorders	Preclinical	•	AMPK modulator for the treatment of dyslipidemia
			•	Late stage preclinical discovery

Commenting on the partnership, Renuka Ramnath, CEO and managing Director, ICICI Venture, said, “We are pleased to build on our long-standing partnership with Dr. Reddy’s to create India’s first integrated drug development company. We believe that Dr. Reddy’s proprietary discovery platforms in Metabolic Disorders and Cardiovascular will lead to development of innovative discoveries. These therapeutic areas continue to be of major clinical relevance and address important patient needs. We now have the charge of advancing promising NCEs through clinical trials, the success of which is important for the long-term success of Dr. Reddy’s and to the promise of addressing unmet metabolic and cardiovascular therapy needs across the world. Through Perlecan, we will extend these new discoveries into clinical development and unlock the value of the pipeline through focused diversification of NCEs and intelligent market alliances including out-licensing to large innovator pharmaceutical companies. We are excited about being able to back this innovative drug development model, which we believe will create a win-win situation for all participants.”
Perlecan Pharma will have the first right of refusal on future pipeline of Dr. Reddy’s at fair market value. Dr. Reddy’s will be offered commercial rights to Russia, India, China and other countries in the Commonwealth of Independent states at fair market value for all NCE assets of Perlecan Pharma.
Commenting on the partnership, Ajay Relan, Managing Director, Citigroup Venture Capital International, said, “The decision to partner with Dr. Reddy’s demonstrates our confidence in the progress of Dr. Reddy’s to date in discovering and developing innovative drugs in Metabolic Disorders and Cardiovascular segments. Perlecan Pharma, represents a unique and extremely promising strategy to rapidly advance the clinical development of Dr. Reddy’s discoveries and we are quite excited to be a part of Perlecan Pharma.”
The exact financial terms and conditions of the agreement with financial investors have not been disclosed.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer.

About ICICI Venture
ICICI Venture, incorporated in 1988, as a wholly owned subsidiary of ICICI Bank, is the most experienced and largest private equity and venture fund management company in India with funds. Since its inception, ICICI Venture has managed assets in excess of Rs. 44 billion (US$ 1 billion). Over the last 15 years, ICICI Venture has been successful in identifying trends well ahead of the curve; be it retail, media and entertainment, information technology, real estate or pharmaceuticals and biotechnology. During this period ICICI Venture launched and managed 8 funds, with each fund having a distinct investment theme. ICICI Venture today has some of the best known and managed companies in India in its portfolio.
About Citigroup Venture Capital International
Citigroup Venture Capital International Mauritius Limited (CVCIML) is an investment company incorporated under the laws of Mauritius and is a wholly owned subsidiary of Citigroup Venture Capital International Growth Partnership Mauritius Limited, also a company incorporated in Mauritius. CVCIML is registered under the Companies Act 2001 of Mauritius and has been granted a license by Financial Services Commission, Mauritius. CVCIML is also registered, subsequent to approval by the Reserve Bank of India, as a foreign venture capital investor under the Securities and Exchange Board of India (Foreign Venture Capital Investor) Regulations, 2000. CVCIML is a company within the structure of the Citigroup Venture Capital International Growth fund (the Fund). The Fund is a $1,606 million private equity fund whose investors include several private investors and Citigroup (which is a significant, but a minority investor). The Fund’s target areas of investment are Asia and Emerging Europe. Citigroup Venture Capital International Partnership G.P. Limited (a subsidiary of Citigroup) is the General Partner of the Fund.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
Contact Information
Investors and Financial Analysts: Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532
Media: M Mythili at mythilim@drreddys.com or on +91-40-55511620

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
DR. REDDY’S ANNOUNCES INDIA’S FIRST MAJOR DRUG CO-DEVELOPMENT AND COMMERCIALIZATION DEAL
Co-development and Commercialization of Balaglitazone (DRF 2593) with Rheoscience
Hyderabad, India, September 29, 2005: Dr. Reddy’s Laboratories (NYSE: RDY) announced today that the Company has entered into a co-development and commercialization agreement with Denmark based Rheoscience A/S for the joint development and commercialization of balaglitazone (DRF 2593), a partial PPAR-gamma agonist, for the treatment of type 2 diabetes.
Under the terms of the agreement, Rheoscience shall fund all the costs associated with the Phase III clinical trials of DRF 2593 and Dr. Reddy’s shall pay Rheoscience a pre-determined amount towards its share of the development costs. Rheoscience will retain the marketing rights to European Union and China and Dr. Reddy’s will retain the marketing rights in the territories of United States and rest of the world. Rheoscience shall obtain all necessary regulatory approvals on behalf of Dr. Reddy’s in the United States. On receiving final approval from the U.S.FDA, Dr. Reddy’s is to make a pre-determined milestone payment to Rheoscience. The agreement will be valid for a period of ten years from the date of commercialization. The financial terms and conditions of the agreement have not been disclosed.
Under the terms of the agreement, if the partners choose to commercialize the product on their own, then there is a staggered royalty on sales payable by the partners to each other. However, if the partners choose to commercialize the product through a third party, then each partner is entitled to share a pre-determined percentage of the net proceeds of commercialization received by it with the other partner. Dr. Reddy’s will also retain the right to supply clinical development and commercial quantities on arms-length basis.
Commenting on the co-development deal, GV Prasad, Chief Executive Officer, Dr. Reddy’s Laboratories, said, “We are excited about our first co-development deal for the joint development and commercialization of balaglitazone (DRF 2593). This deal provides Dr. Reddy’s with an opportunity to commercialize NCEs in key markets thereby transforming Dr. Reddy’s into an innovation driven business. This deal together with the announcement of Perlecan yesterday reflects our commitment to accelerate the discovery efforts as well as clinical development programs toward realizing our vision of becoming a discovery-led global pharmaceutical Company. The addition of balaglitazone, a partial PPAR-gamma agonist, would expand the treatment options available to the physicians globally for management of type 2 diabetes. The PPAR class of drugs are of major clinical relevance and have the potential to address important unmet needs of the millions of patients suffering from various metabolic disorders, including diabetes worldwide. Rheoscience brings in significant development expertise required to take drugs intended for treatment of metabolic disorders all the way to final registration for clinical use and we are looking forward to a successful relationship with them.”
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of diabetes, cardiovascular, anti-infectives, inflammation and cancer.
About Rheoscience
Rheoscience A/S is an independent biopharmaceutical company providing novel drug targets as well as state of the art discovery services in the field of obesity and diabetes. Based on unique competencies Rheoscience and its partner, Nordic Bioscience A/S, embrace development expertise required to take drugs intended for treatment of metabolic and endocrine disorders from early discovery phases to final registration for clinical use.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
Contact Information
Dr. Reddy’s:
Investors and Financial Analysts: Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532
Media: M Mythili at mythilim@drreddys.com or on +91-40-55511620
Rheoscience
Philip Just Larsen, CEO, Tel: +45 4450 1960
Rheoscience A/S, Glerupvej 2, 2610 Rødovre, Denmark
www.rheoscience.com
Notes to Editor:
•	Balaglitazone (DRF 2593), a partial PPAR-gamma agonist, belongs to the class of blockbuster glitazones like pioglitazone (Actos®, Eli Lilly and Takeda) and rosiglitazone (Avandia®, GSK) and is indicated for management of Type 2 diabetes. In USA, during the period 2002-2004 pioglitazone sales increased by 35% to $1.8 billion and that of rosiglitazone by 25% to $1.4 billion (IMS Sales).
•	The U.S.FDA now requires pharmaceutical companies to conduct a two-year carcinogenicity studies for new drugs in the PPAR class before initiating any long-term human studies. Balaglitazone is currently in the last phase of its 2-year carcinogenicity studies.
•	Balaglitazone is the most advanced molecule from its class in the pipeline. In Phase II clinical trials, 20 mg of balaglitazone was comparable to the top dose, 45 mg, of pioglitazone. Further, balaglitazone owing to its partial PPAR-gamma agonistic property may offer a better safety profile compared to currently marketed glitazones.
•	Earlier in 1997, Dr. Reddy’s had licensed balaglitazone to Novo Nordisk and in 2004, Novo Nordisk returned this molecule to Dr. Reddy’s due to their portfolio related reasons.

Notice To Stock Exchange	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
September 1, 2005
The Secretary / The Executive Director
Mumbai Stock Exchange
National Stock Exchange
New York Stock Exchange
Sub: Grant of Options under Dr. Reddy’s Employees Stock Option Scheme, 2002.
Dear Sir,
Pursuant to clause 25 of the listing agreement, we hereby intimate you that the Company has granted 8,300 stock options to the employees of the Company at an exercise price of Rs.5, which is the par value of the shares of the Company.
The shares covered by such options are 8,300.
The vesting period of these options is 25% options each year over a period of four years. The options may be exercised within a period of five years from the date of vesting.
Please take the above information on record.
With regards,
/s/ V. Viswanath
V Viswanath
Company Secretary

Notice To Stock Exchange	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
September 2, 2005
The Secretary / The Executive Director
Mumbai Stock Exchange
National Stock Exchange
New York Stock Exchange
Sub: Postal Ballot for disposal of the formulations manufacturing facility at Goa
Dear Sir,
Pursuant to Section 192A of Companies Act, 1956 read with the Companies (Passing of Resolution by Postal Ballot) Rules, 2001, the Company despatched the draft resolution along with the explanatory statement for disposal of the Company’s formulations manufacturing facility situated at Goa and the postal ballot forms to the shareholders of the Company on August 1, 2005 under certificate of posting. The last date for receiving the postal ballot mandate by the scrutinizer was not later than the close of working hours on Wednesday, August 31, 2005.
Mr. B Satya Reddy, Practicing Company Secretary was appointed as scrutinizer for conducting the postal ballot process in a fair and transparent manner.
The Scrutinizer has submitted his report to the Chairman of the Company after completion of the scrutiny. According to the postal ballot results, the resolution under Section 293(1)(a) of the Companies Act, 1956 for disposal of the Company’s formulations manufacturing facility situated at Goa has been passed.
Please take the above information on record.
With regards,
/s/ V. Viswanath
V Viswanath
Company Secretary

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED
(Registrant)

	By:	/s/ V. Viswanath

Date: October 3, 2005		Name:	V. Viswanath
		Title:	Company Secretary